LiveDeal, Inc.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120

April 7, 2011

VIA EDGAR

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	LiveDeal, Inc.
Form 10-K for the Fiscal Year ended September 30, 2010
Filed January 7, 2011
Form 10-Q for the Quarterly Period ended December 31, 2010
Filed February 14, 2011
File No. 001-33937

Dear Mr. Krikorian:

On behalf of LiveDeal, Inc. (“LiveDeal” or the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated March 17, 2011 (the “Comment Letter”) with respect to the filings referenced above.  We have reviewed the Comment Letter and provide the responses set forth below.  For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

Form 10-K for the Fiscal Year ended September 30, 2010

Critical Accounting Estimates and Assumptions

Carrying Value of Intangible Assets, page 22

1.
We note the sustained decline in your market capitalization during fiscal year 2010 into 2011.  We also note that revenue decreased significantly for the year ended September 30, 2010, and through the quarterly period ended December 31, 2010.  Please tell us what consideration you gave to reassessing your intangible assets as of September 30, 2010 and December 31, 2010.  If you did not perform an interim impairment test, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock, as well as decreased revenues.  To the extent that an impairment test was performed, tell us how you determined that no impairment existed.  Refer to ASC 350-30-35-14 and 21.

Stephen Krikorian
United States Securities and Exchange Commission
April 7, 2011

Response

In accordance with Accounting Standards Codification No. 350, Intangibles – Goodwill and Other (“ASC 350”), we evaluate the recoverability of the carrying amount of intangible assets whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.  In the event of such change, impairment would be assessed if the expected undiscounted net cash flows derived from the asset are less than its carrying value.  Given recent changes in LiveDeal’s business, including the decline in revenue for the fiscal year ended September 30, 2010, LiveDeal’s intangible assets were reviewed for impairment.  We performed a review of each individual asset listed on the Company’s Intangible Assets Detailed Amortization schedules as of September 30, 2010 and determined none of the assets were impaired.  Additionally as of December 31, 2010 there was no deterioration of the assets.  The remaining intangible assets at September 30, 2010 and December 31, 2010 are composed of the following:

	September 30, 2010	December 31, 2010

Domain names and marketing related items	$1,509,600	$1,509,600
Accumulated amortization of domain names and marketing related items	(249,425)	(268,175)
Net domain names and marketing related items	1,260,175	1,241,425

Website and technology related items	$1,914,991	1,914,991
Accumulate amortization of website and technology related items	(1,236,214)	(1,367,531)
Net website and technology related items	678,777	547,460

Net intangible assets	$1,938,952	$1,788,885

The remaining unamortized domain names and marketing related items relates solely to the LiveDeal domain name and tradename.  This asset is being amortized over 20 years.  Based on an undiscounted cash flow projection with an estimate for a terminal value upon the sale of our name (similar to the sale of YP.com that we accomplished in 2009) we determined that there was no impairment at September 30, 2010.  As of December 31, 2010, there has been no further deterioration that would impact our estimates related to this asset.

The website and technology related items relates solely to our current website in use.  As indicated in our Form 10-K, we spent approximately $235,000 in 2010 and $735,000 in 2009 for development and improvements related to our website.  These costs are being amortized over only 3 years.  The net amount at September 30, 2010 and December 31, 2010 is less than the amount capitalized during our most recent two years.  Our undiscounted cash flow analysis at September 30, 2010, indicated that the net amount of $678,777 would be recoverable over the remaining estimated useful life.  As of December 31, 2010, there has been no further deterioration that would impact our estimates related to this asset.

Stephen Krikorian
United States Securities and Exchange Commission
April 7, 2011

The undiscounted cash flow analyses referred to above took into account the changes we have made to our business over the past year.  As indicated in our Form 10-K and Form 10-Q, we have made significant changes to reduce costs and uses of cash related to personnel and other strategic initiatives.

Based on that review and assessment, we determined that the undiscounted forecasted cash flows and eventual disposition of the intangible assets, each of which continue to be used in the ordinary course of the Company’s business, exceeded the carrying amount of such intangible assets.  Therefore, LiveDeal did not recognize any impairment with respect to such intangible assets at September 30, 2010 or December 31, 2010.

Revenue Recognition, page 35

2.
Explain why you believe that recording revenue as earned is appropriate when you have recognized a large allowance for doubtful accounts.  Tell us how you concluded that collection is reasonably assured when you have experienced significant write-offs.  In addition, tell us why you believe your fees are fixed or determinable and explain how you are able to estimate refunds, dilutions or fees on a timely basis. Indicate whether you record adjustments for one reporting period in another reporting period.

Response

LiveDeal’s accounting policies in regard to revenue recognition follow the guidance of SAB No. 104.  Under SAB No. 104 Topic 13A1, revenue is to be recorded when:  persuasive evidence of an arrangement exists, services have been rendered, the seller’s price to the buyer is fixed and determinable and collectability is reasonably assured.  In connection with LiveDeal’s earnings process we call your attention to the following:

•	Persuasive Evidence of An Arrangement Exists – a contract is signed by each customer outlining the terms of the arrangement including the services to be delivered and the price for such services

•
Services Have Been Rendered – services are provided monthly (i.e. allowing access to the website or the advertisement is posted).  Concepts Statement 5, paragraph 84(d) states that “If services are rendered or rights to use assets extended continuously over time (for example, interest or rent), reliable measures are based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”  Thus, revenue is recognized ratably over the life of the contract as services are provided.

Stephen Krikorian
United States Securities and Exchange Commission
April 7, 2011

•
The Seller’s Price to the Buyer is Fixed and Determinable – the prices for services are included in the contract.  Thus, they are fixed and determinable.  For certain customers, the amount is collected in advance and amortized to revenue on a monthly basis.  For other customers, the amounts are billed monthly.

•
Collectability is Reasonably Assured – The allowance for doubtful accounts and other reserves are based upon current and historical business activities and percentages.  We match all expenses in the period in which the revenue is earned.   We record expenses in the same period as the revenue is earned based upon contracts with vendors and historical experience.  We record allowances in the period the revenue is earned based upon our collection experience including all write offs that have occurred in the past.  Estimated allowances and reserves are recorded on a monthly basis and adjusted to actual historic results at least quarterly.  Fees, dilutions and refunds are based upon vendor contracts and actual monthly settlement reports received from our vendors.  Estimated adjustments are recorded in the period in which the revenue is earned and adjusted based upon historic percentages at least quarterly.

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Sales	5,163,130	3,548,275	2,448,569	2,432,296	2,477,446	2,165,653	1,651,107	1,783,227	1,717,008

AR Current	8,342,754	4,579,074	2,934,886	3,776,966	3,357,556	2,798,302	2,588,105	2,750,393	2,367,886
AR Long Term	2,255,895	3,339,258	3,252,416	1,581,946	1,436,389	1,019,541	884,628	680,108	608,917

AR Total	10,598,649	7,918,332	6,187,302	5,358,912	4,793,945	3,817,843	3,472,733	3,430,501	2,976,803

Allowance	1,998,810	2,037,954	1,840,523	2,841,326	2,606,927	2,057,577	1,884,671	2,151,828	1,796,132
Pct of Total AR	18.86%	25.74%	29.75%	53.02%	54.38%	53.89%	54.27%	62.73%	60.34%

Bad Debt Expense	374,745	462,128	186,338	1,679,856	227,873	420,688	49,577	223,666	206,990
Pct of Sales	7.26%	13.02%	7.61%	69.06%	9.20%	19.43%	3.00%	12.54%	12.06%

The table above shows the activity and account balances for LiveDeal for the period from the first quarter of fiscal year 2009 through the first quarter of fiscal year 2011.  As previously described, reserves are booked monthly and adjusted quarterly based upon several business factors and account history.  LiveDeal maintained two very different businesses with different customers, pricing, billing methods and products.  During this period, LiveDeal discontinued new sales of its legacy product and the number of legacy customers declined from 67,600 to 11,700 which led to a decline in sales and accounts receivable.  As the age of the legacy customers increases, the percentage amount of reserves collected declines.  The Direct Sales/Local Marketing Experts (“LME”) customers increased from 800 to 1,500 then declined to 700 customers during the period due to changes in business strategy during the period.  During the time period reviewed, the allowance account (in terms of dollars) has not declined at the same rate as accounts receivable.  The allowance percentage for legacy customers is lower than the allowance percentage for LME customers because businesses pay their telephone bills at a higher rate than they pay their credit cards.   The current accounts receivable balance for legacy customers has declined substantially, while the current accounts receivable balance for LME customers has increased.  The unusual activities for these quarters are described below:

Stephen Krikorian
United States Securities and Exchange Commission
April 7, 2011

•
In the second quarter of 2009, LiveDeal sold 14,185 legacy customers to Local.com.  After that transaction, the Company reviewed the accounts receivable allowance for the remaining customers and booked additional reserves based on estimated collectability, vendor contracts and actual settlement reports.  Since the life of the LiveDeal customers increased, the average age of long-term accounts receivable (reserves) increased and current accounts receivable declined.  The allowance for reserves is greater than the allowance for current receivables.

•
Upon completion of the fourth quarter of fiscal 2009 customer review, the Company determined there were 440 LME delinquent customer accounts totaling $698,000.  Also, in connection with the year-end review, the legacy customer base was reviewed and long-term reserves were increased $680,000 based on collection history; the collection percentage declines as the age of long-term receivables increases and the legacy customer base was older so the reserves needed to be increased.  As the age of the legacy reserves increases, the percentage amount of reserves collected declines.  The older the reserve balances, the more the allowance increases due to the actual decreased collection percentage.

•
Third, the Company increased its reserves for a bankrupt clearinghouse by $148,000 resulting in an increase in the reserve for that account from 75% to 90% of the gross account receivable.  This increase was based on new information obtained from the bankrupt company’s creditors meeting.

•
LiveDeal cancelled 1,130 delinquent and non-renewing Direct Sales customers during the second quarter of 2010 and the Bad Debt Expense for those write-offs and uncollectible accounts was $410,000.  The large amount of cancelled contracts was significantly impacted by the change in LME Sales policy which tightened contract terms and conditions in January 2010.  History indicated to us that the new contracts had a lower delinquency and cancelation rate than we previously experienced with other products.  We believe that collection rates are better with the new contracts and implemented that policy in January 2010.

•
The bad debt expense in the third quarter of 2010 was lower than the other quarters due to the collection of $241,000 from one of our Legacy reserves customers.  Based on the age of those receivables, a reserve had been previously established.  Once the collection occurred, we no longer needed the reserve and it was reduced.  As a result, the company reduced bad debt expense for the change in the reserve for the period.

Stephen Krikorian
United States Securities and Exchange Commission
April 7, 2011

Note 7.  Stockholders’ Equity

Series E Convertible Preferred Stock, page 41

3.	It does not appear that you have previously filed the agreement for your Series E convertible preferred stock. Please advise.

Response

As disclosed in the Company’s Form 10-K, our Series E Convertible Preferred Stock (the “Series E Preferred Stock”) was issued pursuant to a tender offer conducted in 2002.  Several filings were made with the Commission in connection with the tender offer, including a Schedule TO and four amendments thereto filed between January 23, 2002 and April 18, 2002.  In addition, the designations, rights and preferences of the Series E Preferred Stock are set forth in Article 3 of the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), which were filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 15, 2007, as noted in the Form 10-K exhibit index.  The Company filed a Certificate of Change with the Nevada Secretary of State in September 2010 to make certain corrections to provisions of the Articles of Incorporation relating to the Series E Preferred Stock.  Such Certificate of Change was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 7, 2010, also as noted in the Form 10-K exhibit index.  We have reviewed the Company’s files, as has our outside counsel, and we are not aware of any other agreements relating to the Series E Preferred Stock that would require filing with the Commission.

Form 10-Q for the Quarterly Period ended December 31, 2010

Item 4.  Controls and Procedures, page 23

4.
We note your statement that “a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance…”  If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33- 8238.htm>.

Stephen Krikorian
United States Securities and Exchange Commission
April 7, 2011

Response

Our disclosure was intended to convey that the Company’s disclosure controls and procedures were effective at the reasonable assurance level, based on the evaluation carried out by our principal executive officer and principal financial officer, but we acknowledge the Staff’s comment and agree the disclosure could have been more clear in that regard.  The Company’s Form 10-K (Item 9A, Controls and Procedures) did not contain any reference to the level of assurance of our disclosure controls and procedures.  In future Form 10-Q filings, we will revise this disclosure to remove the reference to the level of assurance of our disclosure controls and procedures, consistent with the Staff’s suggestion and our Form 10-K disclosure.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact me at (702) 589-5319 or Larry Tomsic, Chief Financial Officer of the Company, at (702) 939-0240.

Sincerely,

/s/ Kevin A. Hall, Esq.

Kevin A. Hall, Esq.
President and Chief Executive Officer
LiveDeal, Inc.